UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 001-37975

AVIATION COMMUNICATION &
SURVEILLANCE SYSTEMS 401(K) PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

L3 TECHNOLOGIES, INC.
600 Third Avenue
New York, NY 10016

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN
Index to Financial Statements and Supplemental Schedule

Pages
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016	4

Notes to Financial Statements	5-11

Supplemental Schedule:

Schedule H, line 4i* – Schedule of Assets (Held at End of Year)	12

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

*	Refers to item number in Form 5500 (“Annual Return/Report of Employee Benefit Plan”) filed with the Department of Labor for the plan year ended December 31, 2016.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

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Report of Independent Registered Public Accounting Firm

To the Administrator of
the Aviation Communication & Surveillance Systems 401(k) Plan:

In our opinion, the accompanying Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of the Aviation Communication & Surveillance Systems 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
June 26, 2017

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AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015
(in thousands)

	2016	2015
Assets:
Interest in Master Trust	$49,451	$44,145
Receivables:
Employer contributions	121	123
Participant contributions	152	153
Notes receivable from participants	844	945
Total receivables	1,117	1,221
Net assets available for benefits	$50,568	$45,366

See accompanying notes to financial statements.

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AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016
(in thousands)

Additions:
Contributions:
Employer	$1,915
Participant	2,394
Rollover	2
Total contributions	4,311
Interest income on notes receivables from participants	37
Plan interest in the Master Trust net investment gain	5,974
Total additions	10,322
Deductions:
Benefit payments	(5,098)
Administrative expenses	(22)
Total deductions	(5,120)
Net increase	5,202
Net assets available for benefits, beginning of year	45,366
Net assets available for benefits, end of year	$50,568

See accompanying notes to financial statements.

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AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1. Plan Description

General

On December 31, 2016, following the merger of L-3 Communications Holdings, Inc. (“L-3 Holdings”) with and into L-3 Communications Corporation, L-3 Communications Corporation changed its name to L3 Technologies, Inc. (“L3”). The Aviation Communication & Surveillance Systems 401(k) Plan (the “Plan”) was established effective June 1, 2001. Aviation Communication & Surveillance Systems, LLC (the “Company”), a wholly-owned subsidiary of L3, maintains the Plan for its eligible employees. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee (“Plan Administrator”) appointed by L3. The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants may direct their investment to a combination of different funds, which are held in the L3 Technologies, Inc. Master Trust (the “Master Trust”), managed by Fidelity Management Trust Company (“FMTC”), as Trustee.

Contributions

Full time employees are eligible to participate in the Plan as of their date of hire. Part time employees must complete at least 1,000 hours of service, from the date of hire, before being eligible to participate in the Plan. Participants may contribute from 1% to 25% of total compensation, as defined in the plan document. The Company has authority to limit certain highly compensated employees to contributions from 1% to 8% of total compensation, if needed to help the Plan pass discrimination testing. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as of the first day of the payroll period elected. The Internal Revenue Code (“IRC”) limited the maximum amount an employee may contribute on a pre-tax basis in 2016 to $18,000 for participants under 50 years of age and $24,000 for participants 50 years of age and over. Participants are 100% vested in their individual contributions and earnings thereon. Participants have the option of investing employee contributions in the L3 Stock Fund, as well as other available investment options offered by the Master Trust.

Each newly hired employee of the Company will be deemed to have elected to contribute 3% per pay period to the Plan. The contribution will commence on or after the 60th day following the employee’s date of hire. An employee may elect to opt out of the automatic enrollment before the 60th day after the employee’s date of hire or change the contribution amount.

An employee who is automatically enrolled in the Plan will have his or her pre-tax contributions invested in an investment fund designated by the Plan Administrator as the qualified default investment alternative (“QDIA”). The QDIA for the Plan is the appropriate age-based Fidelity Freedom K Fund.

Vesting

Company contributions for Plan participants hired on or after July 1, 2007 are 100% vested in Company contributions immediately. Company contributions for Plan participants hired before July 1, 2007 are also 100% vested based on five years vesting. Participants will also become fully vested in Company contributions and net earnings thereon upon 1) disability, 2) death or 3) the participants’ 65th birthday if the participant is actively employed by the Company.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) the Plan’s interest in the Master Trust net investment gain (loss), and may be charged with certain administrative expenses.

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AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Employer Contributions

Generally, employer contributions are made in the L3 Stock Fund, as described below under Note 2. A participant may make an investment election to transfer employer contributions to other investment options.

The Company matches 50% (75% for employees hired on or after July 1, 2007) of participants’ contributions up to a maximum participant elected contribution percentage of 8% of total compensation, which increases to 100% of participants’ contributions, up to 8% of total compensation after five years of service. All Company matching contributions are made in the L3 Stock Fund with L3 common stock. A participant has the right to transfer his or her employer matching contribution into one or more of the available investment funds immediately after deposit to their account.

2. Summary of Significant Accounting Policies

Interest in Master Trust

Investment assets of the Plan are maintained in the Master Trust administered by FMTC, as Trustee. The Plan participates in the Master Trust along with the L3 Technologies Master Savings Plan, and these plans together are collectively referred to as the Participating Plans.

The interest in the Master Trust represents the Plan’s specific interest in the assets of the Master Trust. The assets consist of units of funds that are maintained by FMTC. Contributions, benefit payments and certain administrative expenses are specifically identified and charged to the Plan.

Valuation of Investments

The investment in the Master Trust is stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company. Refer to Note 4 for additional information and disclosure provided for the fair value of the Plan’s investments.

The L3 Stock Fund is a unitized fund as of December 31, 2016 and 2015. As a unitized fund, the L3 Stock Fund’s value is determined by its underlying assets consisting of shares of L3 common stock and the Fidelity Institutional Money Market Fund, sufficient to meet the L3 Stock Fund’s daily cash requirements. The L3 Stock Fund’s unit price is computed daily by the Trustee.

Shares of common stock held in the L3 Stock Fund as of December 31, 2016 and 2015 are valued at the last reported quoted market price of a share on the last trading day of the year. The money market fund is valued at cost plus accrued interest, which approximates fair value.

The Fidelity Managed Income Portfolio II – Class 3 (“MIP Fund”), a common/collective trust fund investment, is stated at fair value. The beneficial interest in the net assets of the MIP Fund is represented by units.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimates relate to valuations of investments in the Master Trust.

The Plan’s investments are stated at fair value. Refer to Note 4 for additional information and disclosures provided for the fair value of the Plan’s investments.

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AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Investment Transactions and Investment Income/Loss

Investment transactions by the Master Trust are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Forfeited Contributions

Non-vested Company contributions are forfeited upon a participant’s five year break in service or withdrawal of a participant’s vested balance, if earlier. Forfeited contributions are used to reduce future Company contributions and to pay plan expenses. Forfeited contributions utilized during 2016 were $2,661. Forfeited contributions available for future use were $127 and $600 as of December 31, 2016 and 2015, respectively.

Benefit Payments

Benefit payments are recorded when paid.

Plan Expenses

The Plan provides for the payment of all administrative expenses including trustee, record keeping, consulting from available forfeited contributions. Loan administration fees are charged to participants. In the event that forfeited contributions are not available, the Company pays for administrative expenses. Taxes and investment fees related to the stock or mutual funds are paid from the net assets of such funds.

Risks and Uncertainties

The Plan provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

New Accounting Standards Implemented

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updated (“ASU”) 2017-06, which requires plans to disclose: (1) the plan’s interest in the master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively, (2) the dollar amount of their interest in each of those general types of investments, which supplements the existing requirement to disclose the master trust’s balances in each general type of investment and (3) their master trust’s other asset and liability balances and the dollar amount of the plan’s interest in each of those balances.  ASU 2017-06 also removes the requirement to disclose the percentage interest in the master trust for plans with divided interests. This update is effective for fiscal periods beginning after December 15, 2018, and early adoption is permitted. The Plan has elected to early adopt ASU 2017-06 for the year ended December 31, 2016. The adoption of this standard did not impact, other than the disclosure requirements noted above, the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits. See Note 3 for additional information.

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AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

3. Master Trust

The fair value of the assets, liabilities and investments of the Master Trust held by the Trustee and the Plan’s portion of the fair value as of December 31, 2016 and 2015 are presented in the table below.

	Master Trust		Plan’s Portion
Fund	2016	2015	2016	2015
	(in thousands)
Investments at Fair Value as Determined by Quoted Market Prices:
Mutual Funds	$3,147,009	$2,985,137	$31,101	$28,812
L3 Stock Fund	1,199,872	977,256	13,853	10,743
	4,346,881	3,962,393	44,954	39,555
Investments at Net Asset Value:
Common/Collective Trust Fund	581,673	561,239	4,497	4,590
	$4,928,554	$4,523,632	$49,451	$44,145

The net investment gain of the Master Trust and the Plan’s portion of the net investment gain for the year ended December 31, 2016 are presented in the table below.

	Master Trust	Plan’s Portion
	(in thousands)
Net investment Gain:
Net appreciation in investments	$414,603	$4,495
Interest and dividend income	149,649	1,479
Net investment gain	$564,252	$5,974

Net appreciation in the fair value of the Plan’s investment, consists of the Plan’s specific share of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends are allocated to the Participating Plans based upon participant Plan account balances.

4. Fair Value Measurements

The Plan applies the accounting standards for fair value measurement to all of the Plan’s investments that are measured and recorded at fair value. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. The three levels of the fair value hierarchy defined by the standard are described below.

Level 1:
Quoted market prices available in active markets for identical assets or liabilities as of the reporting date. The Plan’s Level 1 investments  include mutual funds, whose fair values are derived from quoted market prices.

Level 2:	Pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable. The Plan’s Level 2 assets include the L3 Stock Fund.

Level 3:	Pricing inputs that are generally unobservable and not corroborated by market data. The Plan does not have any Level 3 investments.

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AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Investments in the Master Trust measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2016 and 2015.

	Fair Value Measurements Using Input Type
	2016				2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in thousands)
Mutual funds	$31,101	$—	$—	$31,101	$28,812	$—	$—	$28,812
L3 Stock Fund(1)	—	13,853	—	13,853	—	10,743	—	10,743
Total investments measured at fair value	$31,101	$13,853	$—	$44,954	$28,812	$10,743	$—	$39,555
Other investments measured at net asset value(2) (3)				4,497				4,590
Total investments in the Master Trust				$49,451				$44,145

(1)	The L3 Stock Fund is a unitized stock fund, whose value is determined by its underlying assets consisting of shares of L3 common stock and cash.
(2)
In accordance with ASU 2015-07, certain investments that are measured at fair value using the net asset value (“NAV”) per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

(3)
All of the Plan’s other investments measured using NAV as of December 31, 2016 and 2015, consisted of an investment in a common/collective trust fund, whose fair value was based on the NAV at the end of each month as a practical expedient to estimating fair value.  This practical expedient was not used when it was determined to be probable that the fund would sell the investment for an amount different than the reported NAV.  The NAV was calculated by the fund manager and was based on the fair value of the fund’s holdings determined as of the end of each month.  Issues and redemptions were permitted daily and recorded upon receipt of the holder’s instructions based on the determined NAV.  There were no restrictions on redemption or unfunded commitments as of December 31, 2016 and 2015.

5. Benefit-Responsive Investment Contracts

The Plan, through its Master Trust, holds investments in the MIP Fund. All investment contracts held by the MIP Fund are held directly between the MIP Fund and the issuer of the contract and are nontransferable. The MIP Fund is designed to invest in investment contracts offered by major insurance companies and in fixed income securities. The MIP Fund’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the MIP Fund invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into wrap contracts issued by third parties, and invests in cash equivalents represented by shares in a money market fund. FMTC seeks to minimize the exposure of the MIP Fund to credit risk through, among other things, diversification of the wrap contracts across an approved group of issuers. The MIP Fund’s ability to receive amounts due pursuant to these contracts is dependent upon the issuers’ ability to meet their financial obligations.

6. Benefit Payments

Upon termination, participants may receive the vested portion of their account balance as soon as practicable, in either a lump sum or in periodic installments as provided for in the Plan document at the participants’ option. Terminated participants who have an account balance in excess of $1,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65, but not later than age 70 1/2.

Generally, a penalty will be imposed on participant withdrawals made before the participant reaches age 59 1/2. Participant withdrawals may be made prior to reaching age 59 1/2 without incurring a penalty in the event of financial hardship as determined pursuant to provisions of the Plan and the IRC. In the event of retirement or termination of employment prior to age 59 1/2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

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AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

7. Loans

The Plan provides for loans to active participants. Participants may not have more than one loan outstanding at any time and the maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant’s account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate plus one percent, and the maximum term of a loan is five years, or thirty years if used to purchase a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants’ fund accounts. Repayment of the entire balance is permitted at any time. Participants who terminate employment may continue to repay their outstanding loans as permitted by the Plan document. Participant loans are collateralized by the participant’s vested account balance. Notes receivable from participants includes both the outstanding principal balance and accrued interest.

8. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 4, 2011, that the Plan is designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Based on U.S. GAAP requirements, management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken within twelve months that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to the year ended December 31, 2013.

The Plan recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. There were no interest and penalties included in the Plan’s financial statements.

9. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company to Fidelity Investments Institutional Operations Company, Inc. for record keeping services were $3,336 for the year ended December 31, 2016.

The Plan’s specific interest in the L3 Stock Fund includes 89,266 shares of L3 common stock valued at $13,578,216 as of December 31, 2016 and 88,253 shares of L3 common stock valued at $10,547,096 as of December 31, 2015. The Plan received aggregate dividends on the L3 Stock Fund in the amount of $248,988 for the year ended December 31, 2016.

10. Termination Priorities

Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate the Plan at any time, subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, plan participants will become 100% vested in Company contributions and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

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AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

11. Reconciliation of Financial Statements to Form 5500

The following tables provide a reconciliation of net assets available for benefits per the financial statements and net investment gain per the financial statements to the Form 5500:

	December 31,
	2016	2015
	(in thousands)
Net assets available for benefits per the financial statements	$50,568	$45,366
Add: Adjustment from contract value to fair value for common/collective trust fund	16	33
Net assets available for benefits per the Form 5500	$50,584	$45,399

December 31, 2016
(in thousands)
Total net investment gain per the financial statements	$5,974
Add: Adjustment from contract value to fair value for common/collective trust fund	(17)
Total net investment gain per the Form 5500	$5,957

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AVIATION COMMUNICATION & SURVEILLANCE SYSTEMS 401(K) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016
(in thousands)

Description of Investment	Cost	Current Value
Interest in Master Trust	—	$49,451
Participant loans*	—	843
Total	—	$50,294

*	Consists of participant loans with interest rates ranging from 4.25% to 8.50%, maturing through April 2046.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aviation Communication & Surveillance Systems 401(k) Plan

Date: June 26, 2017	/s/ Ralph G. D’Ambrosio
	Name:	Ralph G. D’Ambrosio
	Title:	Authorized Signatory,
L-3 Benefit Plan Committee